SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated January 18, 2010

Press Release dated January 19, 2010

Press Release dated January 26, 2010

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: January 31, 2010

Statement

San Donato Milanese (Milan), January 18, 2010 - Following the announcement by Tullow Oil PLC to exercise its pre-emption right for the acquisition of 50% interest and operatorship in Blocks 1 and 3A from Heritage, Eni is waiting to receive indications from the Government of Uganda before exercising its right to terminate the SPA with Heritage.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: statement on press speculation regarding shareholding in Snam Rete Gas

San Donato Milanese (Milan), January 19, 2010 - With relation to today’s press speculation regarding Eni’s shareholding in Snam Rete Gas’ share capital, Eni clarifies that it is not considering decreasing its stake in Snam Rete Gas.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

PDVSA and Eni sign agreement to develop Junin 5 giant heavy oil field in Venezuela

  Joint development of Junin 5 which has 35 billion barrels of certified oil in place. First oil expected in 2013.
  PDVSA and Eni to jointly develop hydrogenation technology to maximise value of heavy oils with significant environmental improvement.
  Eni will provide PDVSA with its experience to begin the evaluation of Venezuela’s Gas Shales potential.
  Eni to present a proposal for the construction of a 1 GW power plant in the Guiria peninsula.

Caracas, January 26, 2010 - Rafael Ramírez, Venezuela’s Minister of Energy and Petroleum and President of PDVSA, and Paolo Scaroni, Eni’s CEO, have today signed in the presence of Venezuelan President Hugo Chávez Frías and Vincenzo Scotti, Undersecretary of the Italian Ministry of Foreign Affairs, three strategic agreements: an agreement for the development of Junin 5, a Technology Agreement and an MoU for the construction of a power plant.

Junin 5 Agreement

Junin 5 is a heavy oil block located in the Orinoco oil belt (Faja). The block is located some 550 kilometers south east of Caracas and covers an area of approximately 425 square kilometers.

The Orinoco belt is the world’s largest deposit of heavy oil with oil in place of 1,300 billion barrels which are mostly undeveloped. Its current oil production is approximately 600,000 barrels per day.

Under the terms of the agreement, which will be finalized in the next 60 days and submitted to the relevant approvals, PDVSA will hold 60% and Eni 40% of a joint venture company (Empresa Mixta) to develop the Junin 5 field which has 35 billion barrels of certified oil in place. The JV company plans an early production phase of 75,000 barrels per day from 2013, and a long term production plateau of 240,000 barrels per day following the construction of a new refinery in Jose.

Eni will pay a bonus of 646 million dollars, of which 300 million dollars will be paid at the creation of the Empresa Mixta and the balance in tranches subject to the achievement of project milestones.

Technology Agreement

PDVSA and Eni will study the use of advanced hydrogenation technology for complete conversion of heavy oils into high-quality light products. Such technology would use natural gas to enable the full elimination of refinery residues. This will have significant environmental and commercial benefit, allowing Venezuela to achieve major synergies in the development of its vast heavy oil and gas reserves.

The Technology Agreement will also provide PDVSA access to Eni’s gas shale experience in the US Barnett basin as well as its worldwide studies to evaluate the potential of Venezuela’s shale basins, and selecting areas of interest for the exploitation of this fast growing energy source.

Memorandum for the construction of a power plant

Eni is ready to present a proposal for the construction of a facility with a capacity of 1 GW in the Guiria peninsula. The power plant would provide electricity to the local residents as well as to the LNG infrastructure which will be built in the area.

Through these agreements, PDVSA and Eni will further strengthen and consolidate a strategic alliance which will allow the development of important resources for Venezuela, and also enhance their value through the use of innovative technologies which can be applied in future to Venezuelan oil and gas fields.

In Venezuela, Eni is currently co-operator with a 50% stake in the Cardon IV licence, located offshore in the Gulf of Venezuela, where the giant Perla gas field has been discovered in October 2009. The field has a reserve potential of more than 6 trillion cubic feet of gas (1 billion of barrels of oil equivalent).

In addition, Eni is present in two offshore licenses, Petrosucre, which operates the Corocoro Field (PDVSA 74%, Eni 26%) with a daily equity production of approximately 10,000 barrels of oil, and Petrolera Guiria (PDVSA 64.25%, Eni 19.50% and Ineparia 16.25%) which operates the Punta Sur discovery.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com